TRAVEL HUNT HOLDINGS, INC.

April 11, 2008

Marc D. Thomas
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Travel Hunt Holdings, Inc.
Current Report on Form 8-K
Filed March 31, 2008 (Commission File No. 001-32691)

Dear Mr. Thomas:

On behalf of Travel Hunt Holdings, Inc. (“Travel Hunt” or the “Company”), we hereby submit Travel Hunt’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented to the Company by letter dated April 1, 2008, following the filing of the above referenced Current Report on Form 8-K (the “8-K”).

For the convenience of the Staff, a summary of the Staff’s oral comment is included and is followed by the corresponding response of Travel Hunt. References in this letter to “we”, “us” and “our” refer to Travel Hunt unless the context indicates otherwise.

General

1. The Item 4.01 addresses the fiscal years ended July 31, 2006 and 2005 as opposed to the fiscal years ended July 31, 2007 and 2006. Please revise the disclosures throughout in the amended Item 4.01 Form 8-K.

Travel Hunt Response: We have amended the disclosures in Item 4.01 to address the fiscal years ended July 31, 2007 and 2006.

2. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

Travel Hunt Response: We have filed the Exhibit 16 letter from the former accountants with the amended 8-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside counsel at (202) 508-4281.

Sincerely,

Travel Hunt Holdings, Inc.

By: /s/ Jianji Shang_____________
Jianji Shang
Chief Executive Officer